
December 12, 2016

Sanjay Mody
Chief Executive Officer
Nano Stone Inc
2125 Center Ave, Suite 414
Fort Lee, NJ 07024

> **Re:** **Nano Stone Inc**
> **Offering Statement on Form 1-A**
> **Filed November 15, 2016**
> **File No. 024-10639**

Dear Mr. Mody:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please include page numbers on all future filings and refer to the specific changed pages in your response.

Risk Factors
We are controlled by our Chairman/founders, whose interests may differ…

2. Please clarify that Mr. Mody will remain the largest shareholder even if the maximum number of shares are sold in this offering. Disclose his current ownership percentage and his percentage ownership after the offering assuming the maximum number of shares are sold.

Our revenues are subject to significant geographic concentration

3. We note that most of your sales are currently in Korea, Japan, and China. Please reconcile this disclosure with the fact that you have not yet generated any revenues as of August 31, 2016.

Dilution

4. Net tangible book value is the aggregate amount of your tangible assets less total liabilities. As such, it is not clear why you have included intangible assets in the amount of $7,204,746 in your calculation of net tangible book value. Please revise your calculation of net tangible book value to exclude the amount of your intangible assets. Please also accordingly revise the remainder of your calculations related to dilution.

Plan of Distribution

5. We note that you are not using an underwriter in this offering and that you have engaged counsel for the qualification of your 1-A for $25,000. However, you have listed your offering expenses as $75,000. Please disclose your plans for the remaining $50,000.

Nano Stone Product Overview

6. Please confirm whether you have patents on the technology discussed in this section and whether these patents will protect your products in the markets in which you operate.

Description of Business

7. Please disclose the estimated amount spent during each of the last two fiscal years on company-sponsored research and development activities determined in accordance with generally accepted accounting principles.

Business Strategy

8. Please provide more detail with regard to the "ready infrastructure in Korea and China that provides significant production capabilities." For example, we note you appear to own factories in Korea and China but you also disclose you only employ seven people, including officers.

Sales model
Goals

9. You do not list any competitors and instead say your product is unique, but in this section, you claim your gross margins are "higher than industry standards". Please disclose the industry standards you are using for comparison and your rationale.

10. You claim that you will be profitable in your first year and you are "projecting double-digit quarterly growth…for the next 5 years that will provide strong above average returns to [your] shareholders". Considering your early stage of development and lack of revenue, please provide a basis for these claims. In addition, you say you have

"confirmed orders, pending execution". Please disclose these orders and file the contracts as exhibits.

Description of Property

11. Please provide more detail with regard to each factory including the size of the factory and specific location. Disclose whether these factories are currently operational and, if so, which products are produced. In addition, please clarify what you mean when you disclose the company may have other "plants".

Management's Discussion and Analysis
Plan of Operations

12. Please remove the disclosure regarding revenue and margins of the predecessor company or explain why these numbers are applicable to the new company.

Liquidity and Capital Resources

13. You disclose that you had a working capital surplus of $10,000 as of August 31, 2016; however, it appears per your balance sheet that you actually had a working capital surplus of $664,194 as of August 31, 2016. Please revise.

Executive Officers

14. Please state the nature of any family relationship between any director and executive officer.

Significant Employees

15. Please file the contracts with consultants and contractors as exhibits or tell us why they are not material.

Executive Compensation Philosophy

16. Briefly describe all proposed compensation to be made in the future pursuant to any ongoing plan or arrangement to the officers and directors of the Company.
Financial Statements

Statement of Operations, page 4

17. In order not to imply a greater degree of precision than exists, please revise your presentation of net loss per share to round only to the nearest cent. In addition, it is not clear why you have calculated net loss per share based on a weighted average number of

shares of 8,800,000, since you were incorporated on May 4, 2016 and issued 8,800,000 shares on June 21, 2016. Please advise or revise accordingly.

Note 8. Subsequent Events, page 13

18. You disclose that you evaluated subsequent events through October 25, 2016, which is the date the financial statements were issued. It is not clear how your financial statements could have been issued prior to the date of the audit report, which is October 28, 2016. Please revise or advise.

Consent of Independent Public Accounting Firm

19. We note that the consent refers to an audit report dated August 31, 2016 with respect to the balance sheets as of August 31, 2016 and 2014 and the related statements of operations, stockholder's deficit and cash flows for the years then ended. Please make arrangements with your auditor to have them revise the consent to address the following:

- The audit report is actually dated October 28, 2016;
- The balance sheet is actually as of August 31, 2016; and
- The statements of operations, changes in stockholders' equity and cash flows are actually for the period from May 4, 2016 (inception) to August 31, 2016.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. You may contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig E. Slivka, for

Pam A. Long
Assistant Director
Office of Manufacturing and
Construction